Exhibit 23.4
November 16, 2010
VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People’s Republic of China
Dear Sirs,
We consent to the reference to our firm under the headings “Enforceability of Civil Liabilities” and “Legal Matters” in the Registration Statement of VanceInfo Technologies, Inc. (the “Company”), which will be filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2010 (the “Registration Statement”), in connection with the proposed sale from time to time by the Company of its American Depositary Shares, each representing one ordinary shares of par value US$0.001 per ordinary share of the Company. We also consent to the filing with the SEC of this consent letter as an exhibit to the Registration Statement.
Yours faithfully,
/s/ Fangda Partners
Fangda Partners